SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 2)*

ULURU Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

90403T100
(CUSIP Number)

June 12, 2008
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
☒	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

(Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90403T100	13G/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,064,721
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,064,721
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,064,721
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.5%
12	TYPE OF REPORTING PERSON* IA

**SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 90403T100	13G/A	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:
ULURU Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
4452 Beltway Drive Addison, Texas 75001

Item 2(a).	Name of Person Filing:
JANA Partners LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:
200 Park Avenue, Suite 3300 New York, New York 10166

Item 2(c).	Citizenship:

This Statement is filed by JANA Partners LLC, a Delaware limited liability company. JANA Partners LLC is a private money management firm which holds the Common Stock of the Issuer in various accounts under its management and control. The principals of JANA Partners LLC, Barry Rosenstein and Gary Claar, are U.S. citizens.

Item 2(d).	Title of Class of Securities:
Common Stock, $0.001 Par Value

Item 2(e).	CUSIP Number:
90403T100

Item 3.	If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

CUSIP No. 90403T100	13G/A	Page 4 of 5 Pages

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 9,064,721
(b)	Percent of Class: 14.5%
(c)	Number of shares as to which JANA Partners LLC has:
(i) Sole power to vote or to direct the vote: 9,064,721
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition: 9,064,721
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Reported on the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
The Reporting Person hereby makes the following certification:

By signing below we each certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 90403T100	13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete, and correct.

Dated: June 16, 2008

JANA PARTNERS LLC

By:	/s/ Barry Rosenstein
Barry Rosenstein
Managing Partner

By:	/s/ Gary Claar
Gary Claar
General Partner